AIG Life and Retirement 21650 Oxnard Street Suite 750 Woodland Hills, CA 91367 Helena Lee Associate General Counsel Legal Department T + 1 310 772 6259 F +1 310 772 6569 helena.lee.@aig.com

VIA EDGAR & E-MAIL

May 23, 2018

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  Variable Annuity Account Seven (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum O-Series Variable Annuity

Post-Effective Amendment No. 12 and Amendment No. 12 on Form N-4

File Numbers: 333-185790 and 811-09003

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“Depositor”)

Polaris Platinum O-Series Variable Annuity

Post-Effective Amendment No. 13 and Amendment No. 13 on Form N-4

File Numbers: 333-178843 and 811-08810

Dear Mr. Orlic:

Pursuant to our conversation on May 21, 2018 regarding the post-effective Registration Statements filed on May 16, 2018 as referenced above (“Registration Statements”), below are the initial values of the Polaris Income Builder Daily living benefit fees and Polaris Income Builder Daily living benefit withdrawal rates (“fee and withdrawal rates”) that were filed with “[X]” in the Registration Statements, which share the identical prospectus. The final fees and withdrawal rates for the new GLB have yet to be determined.

Polaris Income Builder Daily fee rates:

	Initial Annual Fee	Maximum Annual Fee	Minimum Annual Fee Rate	Maximum Annualized Fee Rate Decrease or Increased Each Benefit Quarter*
One Covered Person	1.30%	2.50%	0.60%	±0.40%
Two Covered Persons	1.45%	2.50%	0.60%	±0.40%
The fee rate can increase or decrease no more than 0.10% each quarter (0.40% / 4).

Polaris Income Builder Daily- Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage Table
Number of Covered Persons and Age of Covered Person at First Withdrawal(1)	Polaris Income Builder Daily
One Covered Person (Age 45 - 59)	2.50% / 3.50%
One Covered Person (Age 60 - 64)	4.00% / 4.00%
One Covered Person (Age 65 - 71)	5.40% / 5.40%
One Covered Person (Age 72 and Older)	5.65% / 5.65%
Two Covered Persons (Age 45 - 59)	3.00% / 3.00%
Two Covered Persons (Age 60 - 64)	3.50% / 3.50%
Two Covered Persons (Age 65 - 71)	4.90% / 4.90%
Two Covered Persons (Age 72 and Older)	5.15% / 5.15%

(1)   If there is One Covered Person but there are joint Owners, the Covered Person is the older Owner. If there are Two Covered Persons, the age at first withdrawal is based on the age of the younger of the Two Covered Persons.

The final fee and withdrawal rates will be filed in the subsequent 485(a) Post-Effective Amendment filings prior to the automatic effective date of the Registration Statements along with an Acceleration request to the Staff.

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee